

02003275

AB

VB 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
WASH. D.C. 354 SECTION

SEC FILE NUMBER
8- 44325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Susquehanna Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Line Avenue, Suite 220
(No. and Street)

Bala Cynwyd	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (610) 617-2635
(Area Code- Telephone Number)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Brian Sullivan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Susquehanna Financial Group, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller/Treasurer

Title

2/15/02

Notary Public

MICHAEL L. MOLLEN, COMMISSIONER OF DEEDS
Montgomery County, Pennsylvania
My Commission Expires June 01, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Susquehanna Financial Group, Inc.

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Financial Group, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



GOLDSTEIN GOLUB KESSLER LLP

February 12, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

SUSQUEHANNA FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
(dollars in thousands)

December 31, 2001	
ASSETS	
Cash	$ 23
Receivable from Clearing Broker	15,135
Securities Owned - at market value	875
Investment in Money Market and Mutual Funds	901
Furniture and Equipment (net of accumulated depreciation of $143)	173
Other Assets	595
Total Assets	$17,702
LIABILITIES AND SHAREHOLDERS' EQUITY	
Securities Sold, Not Yet Purchased - at market value	$ 796
Payable to Affiliates	6,056
Accounts Payable and Accrued Expenses	716
Total liabilities	7,568
Shareholders' Equity:	
Common stock - $.01 par value; authorized 100 shares, issued and outstanding 89 shares	
Additional paid-in capital	733
Retained earnings	9,401
Total shareholders' equity	10,134
Total Liabilities and Shareholders' Equity	$17,702

See Notes to Statement of Financial Condition

(dollars in thousands)

1. ORGANIZATION:

Susquehanna Financial Group, Inc. (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as a placement agent, underwriter and introducing broker, and trades for its own account.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and options on a trade-date basis.

Securities owned and securities sold, not yet purchased, are valued at market value on December 31, 2001.

The Company has elected to be treated as an S Corporation for federal income tax purposes. The Company is subject to state and local taxes.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$875	$796

4. RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

The clearing and depository operations for the Company's and customers' securities transactions are provided by one broker pursuant to a clearance agreement.

At December 31, 2001, all of the securities sold, not yet purchased, and the amount receivable from clearing broker reflected on the statement of financial condition are security positions with and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no unsecured amounts owed to the clearing broker by these customers.

5. NET CAPITAL REQUIREMENT:

The Company is a registered broker-dealer with the NASD, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the basic method, which requires it to maintain minimum net capital, as defined, of the greater of $100 or 6-2/3% of aggregate indebtedness, as defined. Net capital changes from day to day, but as of December 31, 2001, the Company had net capital of $9,633, which exceeded its requirement of $451 by $9,182.

6. RELATED PARTY TRANSACTIONS:

The Company is under common control with Susquehanna International Group, LLP ("SIG"), formerly Susquehanna Partners, GP.

SIG acts as a common payment agent for the Company and various affiliates for all expenses that are not directly related to trading. The Company reimburses SIG for such costs based on allocations determined at SIG's discretion. Included in payable to affiliates is a payable to SIG of approximately $563 relating to these reimbursements.

The Company executes trades for various affiliates for which it receives commissions at various rates.

Included in payable to affiliates are commissions payable amounting to approximately $354. Because of their short-term nature, the fair values of the payables to affiliates approximate their carrying amounts.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in trading new product lines. Therefore, the financial position presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

Included in other assets is a nonvoting interest in the clearing broker through which the Company clears its proprietary transactions (see Note 4).

7. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of equity options having various expiration dates. Equity options give the holder the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used for trading purposes and for managing risk associated with the portfolio of investments.

The Company writes equity options that give others the right to sell securities to the Company ("puts"). The writing of options involves elements of market risk in excess of the amount recognized on the statement of financial condition. The Company generally attempts to limit its risk by holding offsetting security or option positions.